Exhibit 99.2

LICENSE AGREEMENT

This LICENSE AGREEMENT (this “Agreement”) is made as of March 6, 2018 (the “Effective Date”), by and between Aptose Biosciences Inc., a Canadian corporation (“Aptose”), having a place of business at 12770 High Bluff Drive, Suite 120, San Diego, California 92130, U.S., and Ohm Oncology Inc., a Delaware corporation (“Ohm”), having its principal place of business at 4010 Moorpark Ave, Suite 226, San Jose, California 95117, U.S. Laxai Avanti Life Science Pvt. Ltd. (“LALS”), an Affiliate of Ohm, having its principal place of business at 2405 Robert Browning Street, Austin, TX, 78723, U.S., is a party to this Agreement solely for purposes of Sections 10.6 and 12.8. Ohm and Aptose are referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Aptose and LALS are parties to that certain Master Services Agreement, dated October 7, 2015 (the “MSA”), including a Project Plan (as defined in the MSA) thereunder entitled “Discovery and preclinical development of a dual targeting BRD4 BD1 and another rational kinase target through IND-enabling studies,” pursuant to which Aptose and LALS conducted a development program funded by Aptose to discover and preclinically develop dual bromodomain and extraterminal domain (BET) protein and kinase inhibitor compounds (the “Development Program”);

WHEREAS, the Development Program was terminated by Aptose at the stage of lead selection because the compounds, including APL-581, did not satisfy the lead candidate criteria pre-established by Aptose;

WHEREAS, Ohm desires to obtain an exclusive, worldwide license under Aptose’s intellectual property rights related to such inhibitor compounds, to develop, manufacture and commercialize such compounds, and Aptose is willing to grant such license, all under the terms and conditions set forth herein; and

WHEREAS, Aptose and Ohm are parties to a term sheet dated September 5, 2017 (the “Term Sheet”), pursuant to which Ohm paid $10,000 to Aptose in consideration for an exclusive sixty (60)-day negotiation period in which the Parties negotiated this Agreement, which payment is creditable against the upfront payment from Ohm under this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, Ohm and Aptose hereby agree as follows:

ARTICLE 1

DEFINITIONS

The terms in this Agreement with initial letters capitalized shall have the meanings set forth below, or the meanings as designated in the indicated places throughout this Agreement.

1.1 “Advisory Committee” is defined in Section 3.1.

1.2 “Affiliate” means, with respect to a Party, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such Person, whether by ownership of more than fifty percent (50%) of the voting stock of such Person, by contract or otherwise.

1.3 “Anti-Corruption Laws” means laws and regulations regarding corruption, bribery, kickbacks, ethical business conduct, fraud and money laundering.

1.4 “Aptose Indemnitees” is defined in Section 10.2.

1.5 “Aptose IP” means the Aptose Know-How and Aptose Patents.

1.6 “Aptose Know-How” means all Know-How Controlled by Aptose or its Affiliates as of the Effective Date that is related to any Licensed Compound.

1.7 “Aptose Patents” means all Patent Rights Controlled by Aptose or its Affiliates as of the Effective Date that cover or claim the composition, manufacture or use of any Licensed Compound. The Aptose Patents are listed on Exhibit A.

1.8 “BTK” means Bruton’s tyrosine kinase, including wild type and all mutant forms.

1.9 “Claims” means all Third Party demands, claims, actions, proceedings and liabilities (whether criminal or civil, in contract, tort or otherwise).

1.10 “Combination Product” means a Product that contains a Licensed Compound and at least one other active ingredient that is not a Licensed Compound (such other active ingredient(s), the “Other Active(s)”), formulated together (i.e., a fixed dose combination).

1.11 “Commercialize” or “Commercialization” means all activities directed to marketing, promoting, distributing, detailing or selling a Product (as well as manufacturing, importing and exporting activities in connection therewith).

1.12 “Commercialization Plan” is defined in Section 5.3.

1.13 “Confidential Information” of a Party means all Know-How, unpublished patent applications and other information and data of a financial, commercial, business, operational or technical nature of such Party that is: (a) disclosed by or on behalf of such Party or any of its Affiliates or otherwise made available to the other Party or any of its Affiliates, whether made available orally, in writing or in electronic form; or (b) learned by the other Party pursuant to this Agreement. The existence and terms of this Agreement are the Confidential Information of both Parties. In addition, all Confidential Information (as defined in the MSA or Consulting Agreement, as applicable) of a Party or its Affiliate under the MSA or under that certain Consulting Agreement between the Parties or their respective Affiliates, dated July 23, 2015, will be deemed such Party’s Confidential Information under this Agreement.

1.14 “Control” or “Controlled” means, with respect to any Know-How, Patent Rights or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license or otherwise) to grant a license, sublicense, access or other right (as applicable) under such Know-How, Patent Rights or other intellectual property rights to the other Party on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

1.15 “Develop” or “Development” means all research and development activities for any Licensed Compound or Product, including all preclinical and clinical studies of Licensed Compounds or Products, manufacturing development, process development, toxicology studies, distribution of Licensed Compound or Product for use in clinical trials, statistical analyses, and the preparation, filing and prosecution of any Marketing Approval Application for any Product, as well as all regulatory affairs related to any of the foregoing.

1.16 “Development Plan” is defined in Section 4.3.

1.17 “Diligent Efforts” means: (a) where applied to carrying out specific tasks and obligations of a Party under this Agreement, expending commercially reasonable, diligent, sustained, good faith efforts and resources to accomplish such task or obligation as a similarly situated company (on its own or acting through any of its Affiliates, sublicensees or subcontractors) would normally use to accomplish a similar task or obligation under similar circumstances; and (b) where applied to Development or Commercialization of a Product, the use of commercially reasonable, diligent, sustained, good faith efforts and resources, in an active and ongoing program, as normally used by a similarly situated company for a product discovered or identified internally by such company, which product is at a similar stage in its development or product life and is of similar market potential.

1.18 “Disclosing Party” is defined in Section 8.1(a).

1.19 “Dollar” means U.S. dollars, and “$” shall be interpreted accordingly.

1.20 “EMA” means the European Medicines Agency or any successor entity thereto.

1.21 “Executive Officers” is defined in Section 3.4.

1.22 “Export Control Laws” means all applicable U.S. laws and regulations relating to (a) sanctions and embargoes imposed by the Office of Foreign Assets Control of the U.S. Department of Treasury or (b) the export or re-export of commodities, technologies, or services, including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986 (as amended).

1.23 “FCPA” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1, et. seq.), as amended.

1.24 “FDA” means the United States Food and Drug Administration or any successor entity thereto.

1.25 “Field” means all fields of use.

1.26 “First Commercial Sale” means, with respect to a Product in a country or jurisdiction in the Territory, the first sale of such Product to a Third Party for distribution, use or consumption in such country or jurisdiction after Regulatory Approval has been obtained for such Product in such country or jurisdiction.

1.27 “FLT3” means FMS-like tyrosine kinase 3, including wild type and all mutant forms.

1.28 “Generic Product” means, with respect to a particular Product and regulatory jurisdiction, any pharmaceutical product that (a) is lawfully sold in such jurisdiction by a Third Party that is not a sublicensee of Ohm, and is not acting on behalf of, and did not purchase such product in a chain of distribution that included, Ohm or any of its Affiliates or sublicensees, (b) contains the same active ingredient(s) as such Product, in the same formulation and dosage form as such Product and for the same route of administration as such Product, (c) may legally be substituted in filling a prescription for such Product in such jurisdiction, and (d) is approved under Section 505(j) of the U.S. Federal Food, Drug, and Cosmetic Act (or a successor law) or similar law in the applicable jurisdiction for an indication for which such Product obtained Regulatory Approval, in each case where such approval is in reliance on the prior approval of such Product for the applicable indication granted to Ohm or its Affiliate or sublicensee by the applicable Regulatory Authority, in each case without any requirement to conduct clinical trial(s) to establish the efficacy of such product.

1.29 “Good Laboratory Practices” or “GLP” means the then-current standards, practices and procedures promulgated or endorsed by the FDA as set forth in 21 C.F.R. Part 58 (or any successor statute or regulation), including related regulatory requirements imposed by the FDA, and comparable regulatory standards, practices and procedures promulgated by any other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable guidelines promulgated under the International Conference on Harmonisation.

1.30 “Governmental Authority” means any federal, state, national, provincial or local government, or political subdivision thereof, or any multinational organization or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof, or any governmental arbitrator or arbitral body).

1.31 “IFRS” means International Financial Reporting Standards.

1.32 “IND” means any investigational new drug application, clinical trial application, clinical trial exemption or similar or equivalent application or submission for approval to conduct human clinical investigation filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.

1.33 “Indemnified Party” is defined in Section 10.3.

1.34 “Indemnifying Party” is defined in Section 10.3.

1.35 “Initiation” means, with respect to a clinical trial of a Product, the first dosing of the first subject in such clinical trial.

1.36 “Invention” means any process, method, composition of matter, article of manufacture, discovery or finding, patentable or otherwise, that is invented as a result of a Party exercising its rights or carrying out its obligations as contemplated by this Agreement, whether directly or via its Affiliates, agents or independent contractors, including all rights, title and interest in and to the intellectual property rights therein.

1.37 “Joint Inventions” is defined in Section 7.1.

1.38 “Joint Patents” is defined in Section 7.1.

1.39 “Know-How” means any information, including discoveries, improvements, modifications, processes, methods, protocols, formulas, data, inventions, know-how and trade secrets, patentable or otherwise, but excluding any Patent Rights.

1.40 “Law” means any federal, state, local, foreign or multinational law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any order by any Governmental Authority, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

1.41 “Lead Candidate” means any Licensed Compound that satisfies the Lead Candidate Criteria, as defined by the Advisory Committee, and/or is designated as a Lead Candidate by the Advisory Committee pursuant to Section 4.2, and/or for which Ohm commences IND-enabling toxicology studies in compliance with GLP.

1.42 “Lead Candidate Criteria” means the criteria established by the Advisory Committee pursuant to Section 4.2(a).

1.43 “Licensed Compound” means (a) any compound whose composition of matter, manufacture or use is claimed by the Aptose Patents listed in Exhibit A, (b) any compound that was synthesized under the Development Program, including the compound referred to as APL-581, (c) any compound that is a derivative of a compound synthesized under the Development Program, and (d) any salt, hydrate, solvate, ester, free acid or base, polymorph, isomer, enantiomer, derivative, prodrug or metabolite of any of the foregoing compounds. For clarity, a Licensed Compound may have a mode of action(s) that does not include inhibition of the bromodomain family or kinase family of proteins.

1.44 “Losses” means all losses, damages, reasonable legal costs and other reasonable expenses of any nature.

1.45 “MAA” or “Marketing Authorization Application” means an application to the appropriate Regulatory Authority for approval to commercially sell a Product (but excluding Pricing Approval) in the Field in a particular jurisdiction, and all amendments and supplements thereto, including an NDA in the U.S.

1.46 “Manufacture” or “Manufacturing” means activities directed to manufacturing, processing, filling, finishing, packaging, labeling, quality control, quality assurance testing and release, post-marketing validation testing, inventory control and management, storing and transporting any Licensed Compound or Product.

1.47 “NDA” means a New Drug Application, as defined in the Federal Food, Drug, and Cosmetic Act and applicable regulations promulgated thereunder by the FDA, and all amendments and supplements thereto.

1.48 “Net Sales” means, with respect to any Product, (a) the gross amounts invoiced by Ohm and its Affiliates and sublicensees for sales of such Product, less (b) eight percent (8%) of such gross amounts invoiced, which represents shipping and freight charges, taxes, returns, chargebacks and other customary deductions.

Sales between Ohm and its Affiliates and sublicensees shall be disregarded for purposes of calculating Net Sales except if such purchaser is an end user.

With respect to any sale of any Product in a given country for less than fair market value or for any substantive consideration other than monetary consideration on arm’s length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), for purposes of calculating the Net Sales under this Agreement, such Product shall be deemed to be sold exclusively for cash at the average price charged to Third Parties for cash sales in such country during the applicable reporting period (or if there were only de minimis cash sales in such country, at the fair market value as determined in good faith based on pricing in comparable markets). Notwithstanding the foregoing, Net Sales shall not include amounts (whether actually existing or deemed to exist for purposes of calculation) for Products distributed at no charge for use in clinical trials or as complimentary samples.

Net Sales shall be calculated on an accrual basis, in a manner consistent with the selling party’s accounting policies for external reporting purposes, as consistently applied, in accordance with IFRS. To the extent any accrued amounts used in the calculation of Net Sales are estimates, such estimates shall be trued-up in accordance with Ohm’s accounting policies for external reporting purposes, as consistently applied, and Net Sales and related payments under this Agreement shall be reconciled as appropriate.

Ohm and its Affiliates and sublicensees shall not sell any Product in combination with or as part of a bundle with other products, or offer packaged arrangements to customers that include a Product, in such a manner as to disproportionately discount the selling price of such Product as compared with the weighted-average discount applied to the other products, as a percent of the respective list prices (or if not available, a good faith estimate thereof) of such products and such Product prior to applying the discount.

Net Sales for a Combination Product in a country shall be calculated as follows:

(i) If the Licensed Compound in such Combination Product and the Other Active(s) each are sold separately in such country in the applicable calendar year, Net Sales will be calculated by multiplying the total Net Sales (as defined above) of the Combination Product by the fraction A/(A+B), where A is the public or list price in such country of the Licensed Compound sold separately in the same formulation and dosage, and B is the (sum of the) public or list price(s) in such country of the Other Active(s) sold separately in the same formulation and dosage, during the applicable calendar year.

(ii) If such Licensed Compound is sold independently of the Other Active(s) in such country in such calendar year, but the public or list price in such country of the Other Active(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as defined above) of such Combination Product by the fraction A/C, where A is the public or list price in such country of such Licensed Product sold independently and C is the public or list price in such country of the Combination Product during the applicable calendar year.

(iii) If the public or list price in such country of such Licensed Compound cannot be determined, then the Parties shall discuss in good faith and determine the amount to be included in Net Sales, based on a reasonable allocation of the relative values of the Other Active(s) and such Licensed Compound.

Notwithstanding the foregoing, in no event will the Net Sales for any Combination Product and any country be reduced on account of the foregoing clauses (i), (ii) and (iii) to less than sixty-six percent (66%) of the total Net Sales defined above prior into account clauses (i), (ii) and (iii).

1.49 “Ohm Indemnitees” is defined in Section 10.1.

1.50 “Ohm IP” means all Patent Rights and Know-How that are (a) Controlled by Ohm or its Affiliates as of the Effective Date or thereafter during the Term and (b) reasonably necessary or useful for the Development, Manufacture or Commercialization of any Licensed Compound or Product.

1.51 “Ohm Know-How” means the Know-How included in the Ohm IP, including Ohm’s interest in Joint Inventions.

1.52 “Ohm Patents” means the Patent Rights included in the Ohm IP, including Ohm’s interest in Joint Patents.

1.53 “Ohm Sole Patent” is defined in Section 7.3(b)(i).

1.54 “Patent Rights” means all patents and patent applications (which for the purpose of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, reissues, additions, renewals, revalidations, extensions, registrations, pediatric exclusivity periods and supplemental protection certificates and the like of any such patents and patent applications, and any and all foreign equivalents of the foregoing.

1.55 “Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

1.56 “Phase 1 Clinical Trial” means a human clinical trial of a Product that would satisfy the requirements of 21 CFR 312.21(a) or foreign equivalent, regardless of whether such trial is referred to as a “phase 1 clinical trial” in the Development Plan.

1.57 “Phase 2 Clinical Trial” means a human clinical trial of a Product that would satisfy the requirements of 21 CFR 312.21(b) or foreign equivalent, regardless of whether such trial is referred to as a “phase 2 clinical trial” in the Development Plan.

1.58 “Phase 3 Clinical Trial” means a human clinical trial of a Product that would satisfy the requirements of 21 CFR 312.21(c) or foreign equivalent, regardless of whether such trial is referred to as a “phase 3 clinical trial” in the Development Plan.

1.59 “Pricing Approval” means such governmental approval, agreement, determination or decision establishing prices for a Product that can be charged or reimbursed in regulatory jurisdictions where the applicable Governmental Authorities approve or determine the price or reimbursement of pharmaceutical products and where such approval or determination is necessary for the commercial sale of such Product in such jurisdictions.

1.60 “Product” means any pharmaceutical product that contains a Licensed Compound, alone or in combination with one or more other active ingredients, in any formulation or dosage form and for any mode of administration. Two Products will be considered different if they contain different Licensed Compounds.

1.61 “Product Infringement” is defined in Section 7.4(a).

1.62 “Product Marks” is defined in Section 7.5.

1.63 “Public Official or Entity” means (a) any officer, employee (including physicians, hospital administrators, or other healthcare professionals), agent, representative, department, agency, de facto official, representative, corporate entity, instrumentality or subdivision of any government, military or international organization, including any ministry or department of health or any state-owned or affiliated company or hospital, or (b) any candidate for political office, any political party or any official of a political party.

1.64 “Receiving Party” is defined in Section 8.1(a).

1.65 “Regulatory Approval” means all approvals, including Pricing Approvals, that are necessary for the commercial sale of a Product in a given country or regulatory jurisdiction.

1.66 “Regulatory Authority” means any applicable Governmental Authority responsible for granting Regulatory Approvals for Products, including the FDA, the EMA and any corresponding national or regional regulatory authorities.

1.67 “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a pharmaceutical product other than Patent Rights, including orphan drug exclusivity, new chemical entity exclusivity, data exclusivity, pediatric exclusivity, rights conferred in the United States under the Hatch-Waxman Act or the FDA Modernization Act of 1997, or rights similar thereto outside the United States.

1.68 “Regulatory Materials” means any regulatory application, submission, notification, communication (including meeting minutes), correspondence, registration, briefing documents and other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, Manufacture or Commercialize a Licensed Compound or Product in a particular country or jurisdiction. “Regulatory Materials” includes any IND or Regulatory Approval.

1.69 “Remainder” is defined in Section 7.4(e).

1.70 “ROFN Product” means any Licensed Compound or Product that does not act mechanistically through the inhibition of BTK and/or FLT3.

1.71 “ROFR Product” means any Licensed Compound or Product that acts mechanistically through the inhibition of BTK and/or FLT3.

1.72 “Royalty Term” means, with respect to a particular Product in a particular country in the Territory, the period commencing upon the First Commercial Sale of such Product in such country and ending upon the latest of: (a) the expiration of the last-to-expire Valid Claim included in the Aptose Patents in such country that claims the composition of matter, manufacture or use of such Product (including the Licensed Compound therein); (b) ten (10) years after the First Commercial Sale of such Product in such country; or (c) the expiration of any Regulatory Exclusivity granted with respect to such Product in such country.

1.73 “Sole Inventions” is defined in Section 7.1.

1.74 “Term” is defined in Section 11.1.

1.75 “Territory” means the world.

1.76 “Third Party” means any Person other than a Party or an Affiliate of a Party.

1.77 “United States” or “U.S.” means the United States of America, including its territories and possessions.

1.78 “Valid Claim” means a claim of an issued and unexpired patent (as may be extended through supplementary protection certificate or patent term extension) or a pending patent application that has not been revoked, held invalid or unenforceable by a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) and has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.79 Interpretation. In this Agreement, unless otherwise specified:

(a) “includes” and “including” shall mean respectively includes without limitation and including without limitation;

(b) words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(c) words such as “herein”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear;

(d) “days” means “calendar days” unless specified as “business days”; and

(e) the Exhibits form part of the operative provision of this Agreement and references to this Agreement shall include references to the Exhibits.

ARTICLE 2

LICENSES

2.1 Licenses to Ohm under Aptose IP. Subject to the terms and conditions of this Agreement, Aptose hereby grants to Ohm an exclusive (even as to Aptose), royalty-bearing, sublicenseable (solely as provided in Section 2.2) license under the Aptose IP: (a) to Develop, make, have made and import Licensed Compounds in the Field in the Territory for the sole purpose of Developing, making, importing, offering for sale, selling and otherwise Commercializing Products in the Field in the Territory; and (b) to Develop, make, have made, import, offer for sale, sell and otherwise Commercialize Products in the Field in the Territory. The foregoing license does not include any rights for Ohm directly or indirectly to (i) screen compounds for inhibition of kinase enzymes of the FLT3 family or the BTK family, except for the activities expressly described in Sections 2.2(b) and 4.2(c) or (ii) optimize compounds for inhibition of kinase enzymes of the FLT3 family or the BTK family. Ohm shall not, and shall ensure that its Affiliates, sublicensees and subcontractors do not, conduct any of the activities described in the preceding sentence.

2.2 Sublicenses.

(a) Sublicense Rights. Subject to the terms and conditions of this Agreement, and provided that (i) Ohm has complied with its obligations under Sections 2.2(b), 2.3 and 2.4 and (ii) Aptose has no further rights under Section 2.3 or 2.4 with respect to the applicable sublicense scope, Ohm shall have the right to grant sublicenses of the license granted to it under Section 2.1 to its Affiliates and Third Parties. Each sublicense granted by Ohm shall be consistent with the terms and conditions of this Agreement and shall require such sublicensee to assign to Ohm, or to grant Ohm an exclusive, sublicenseable, worldwide license under, all of such sublicensee’s interest in Patent Rights and Know-How that, if Controlled by Ohm, would be Ohm IP, and shall permit such sublicensee to grant further sublicenses only under the foregoing conditions. Ohm shall be solely responsible for all of its sublicensees’ (and their further sublicensees’) activities, including any and all failures by such sublicensees to comply with the applicable terms and conditions of this Agreement. Prior to granting a sublicense to a Third Party, Ohm shall notify Aptose of the applicable Third Party and scope of the anticipated sublicense and shall provide to Aptose a copy of the substantially agreed or executed term sheet, containing all material terms of the anticipated sublicense agreement, promptly upon availability thereof. Within thirty (30) days after the grant of a sublicense, Ohm shall notify Aptose and, if such sublicense is granted to a Third Party, shall provide Aptose with a true and complete copy of the sublicense agreement; provided, however, the sublicense agreement may be redacted with respect to information that is not necessary to disclose to Aptose in order to ensure Ohm’s compliance with this Agreement.

(b) Compound Testing. Prior to initiating discussions or negotiations with any Third Party or with Aptose with respect to the grant of a sublicense under the license granted in Section 2.1, Ohm shall conduct characterization studies of all compounds that would be included in the sublicense to determine their kinase inhibitory profile, including the inhibition of specific forms of FLT3 (FLT3-ITD, FLT3-D835Y, FLT3-ITD+D835Y, FLT3-ITD+F691L) and of BTK (BTK-wild type, BTK-C481S) using the standard assay conditions performed by Reaction Biology Corporation or equivalent procedure to characterize the molecules. Based on the results of such studies, Ohm shall identify each tested compound as either a ROFN Product or a ROFR Product, and shall provide Aptose with the results of each such test, including such identification, promptly after completion thereof.

2.3 Aptose’s Right of First Negotiation for Licensed Compounds that do not Inhibit BTK and/or FLT3. Ohm hereby grants Aptose a right of first negotiation for each ROFN Product as follows. Prior to entering into any negotiations with a Third Party with respect to a license or sublicense under Ohm’s rights to any ROFN Product(s), Ohm shall notify Aptose and provide all information useful for Aptose to determine its interest in such ROFN Product(s). If Aptose notifies Ohm in writing of its interest in such ROFN Product(s) within fourteen (14) business days after receipt of all such information from Ohm, the Parties shall negotiate exclusively and in good faith for a period of up to three (3) months (or such longer period as agreed by the Parties in writing) (the “ROFN Negotiation Period”) a term sheet for a license to Aptose to Develop and Commercialize such ROFN Product(s). If the Parties fail to reach agreement on a term sheet during the ROFN Negotiation Period, Ohm shall have the right to negotiate the terms of and enter into a license agreement for the applicable ROFN Product(s), for the scope offered to Aptose, with any Third Party. If, during the ROFN Negotiation Period, the Parties agree to the terms of such term sheet, the Parties shall negotiate in good faith for an additional three (3)-month period, commencing on the date the term sheet is signed by both Parties, to conclude a definitive agreement, and during such period, Ohm shall not enter into any discussions or negotiations with, and shall not provide any confidential information to, a Third Party with respect to a license or sublicense under Ohm’s rights to the applicable ROFN Product(s). For clarity, this Section 2.3 will apply to each ROFN Product and territory that Ohm desires to license to a Third Party.

2.4 Aptose’s Right of First Refusal for Licensed Compounds that Inhibit BTK and/or FLT3. Ohm hereby grants Aptose a right of first refusal for each ROFR Product as follows. Prior to entering into any negotiations with a Third Party with respect to a license or sublicense under Ohm’s rights to any ROFR Product(s), Ohm shall notify Aptose and provide all information useful for Aptose to determine its interest in such ROFR Product(s). If Aptose notifies Ohm in writing of its interest in such ROFR Product(s) within fourteen (14) business days after receipt of all such information from Ohm, the Parties shall negotiate exclusively and in good faith for a period of up to six (6) months (or such longer period as agreed by the Parties in writing) (the “ROFR Negotiation Period”) the terms of a license to Aptose to Develop and Commercialize such ROFR Product(s). If Aptose does not notify Ohm of its interest in such ROFR Product(s) during the applicable time period, or notifies Ohm that it is not interested in such ROFR Product(s), or if Aptose notifies Ohm of its interest in such ROFR Product(s) and the Parties fail to reach agreement on the terms of a license during the ROFR Negotiation Period, then in each case Ohm shall not enter into an agreement with a Third Party with respect to such ROFR Product(s) without first offering the same terms, as set forth in a term sheet signed by Ohm and the Third Party, to Aptose for a period of thirty (30) days, commencing on the date on which Ohm provides to Aptose all information then available that is useful for Aptose to determine its then-current interest in such ROFR Product(s), including all information that has been provided or made available to the applicable Third Party (the “Review Period”). If Aptose accepts such terms in writing within the Review Period, then Ohm shall not enter into an agreement with the applicable Third Party, and instead the Parties shall promptly enter into a license agreement for the applicable ROFR Product(s). If Aptose does not accept such terms in writing within the Review Period, then Ohm shall have no further obligations, and Aptose shall have no further rights, with respect to the applicable ROFR Product(s) and territory under this Section 2.4, and Ohm may enter into an agreement with a Third Party with respect to such ROFR Product(s) and territory. For clarity, this Section 2.4 will apply to each ROFR Product and territory that Ohm desires to license to a Third Party.

2.5 No Implied Licenses; Negative Covenant. Except as expressly set forth herein, neither Party shall acquire any license or other right or interest, by implication or otherwise, under any Know-How, Patent Rights, trademarks, copyrights or other intellectual property of the other Party. Ohm shall not, and shall not permit any of its Affiliates or sublicensees to, practice any Patent Rights or Know-How licensed to it by Aptose outside the scope of the license granted to it under this Agreement.

2.6 Disclosure. Upon Ohm’s request, Aptose shall disclose to Ohm the Aptose Know-How, including any data in the Aptose Know-How relating to Licensed Compounds and Products.

ARTICLE 3

GOVERNANCE

3.1 Advisory Committee. The Parties shall establish an advisory committee (the “Advisory Committee”), composed of two (2) representatives of each Party, to review and oversee the Development and Commercialization of Licensed Compounds and Products under this Agreement. The Advisory Committee shall in particular:

(a) review and advise on Ohm’s Development, Manufacture and Commercialization of Licensed Compounds and Products in the Field in the Territory;

(b) establish the Lead Candidate Criteria;

(c) determine whether to designate a Licensed Compound as a Lead Candidate pursuant to Section 4.2(b);

(d) establish the assays for testing the ability of Lead Candidates to kill malignant cells by inhibiting BTK or FLT3;

(e) review and advise on Ohm’s progress against the Development Plan and Commercialization Plan;

(f) review and advise on Regulatory Materials received from and proposed to be submitted to Regulatory Authorities;

(g) review and advise on the initial Development Plan prepared by Ohm and each update thereto;

(h) review and advise on the initial Commercialization Plan and each update thereto; and

(i) perform such other duties as are expressly assigned to the Advisory Committee in this Agreement, and perform such other functions as appropriate to further the purposes of this Agreement as may be allocated to it by the Parties’ written agreement.

3.2 Limitation of Authority. The Advisory Committee shall have only the powers expressly assigned to it in this Article 3 and elsewhere in this Agreement and shall not have the authority to: (a) modify or amend the terms and conditions of this Agreement; (b) change the Parties’ rights or obligations under this Agreement; (c) waive either Party’s compliance with the terms and conditions of under this Agreement; or (d) determine any issue in a manner that would conflict with the express terms and conditions of this Agreement. Except for the decisions described in Sections 3.1(b), 3.1(c) and 3.1(d), the Advisory Committee’s role is advisory only, provided that Ohm will give reasonable good faith consideration to Aptose’s input on the Development Plan and other matters discussed by the Advisory Committee.

3.3 Membership and Meetings.

(a) Committee Members. Within thirty (30) days after the Effective Date, each Party will provide written notice to the other Party of such Party’s initial members on the Advisory Committee. Each Party may replace its representatives on the Advisory Committee by written notice to the other Party. Each Advisory Committee representative shall have appropriate knowledge and expertise and sufficient seniority within the applicable Party to take actions arising within the scope of the Advisory Committee’s responsibilities. Each Party shall appoint one (1) of its representatives to act as a co-chairperson of the Advisory Committee. The co-chairpersons shall jointly prepare and circulate agendas in advance of each Advisory Committee meeting and reasonably detailed minutes for each Advisory Committee meeting within thirty (30) days after such meeting. Such minutes will be deemed approved unless one or more members of the Advisory Committee objects to the accuracy of such minutes within ten (10) business days of receipt.

(b) Meetings. The Advisory Committee shall hold meetings at such times as it elects to do so, but no less frequently than twice per calendar year. Meetings shall be held in person at locations to be selected alternately by the Parties by teleconference or by videoconference, provided that at least one meeting per year shall be in person, unless the Parties otherwise agree. In addition, either Party may call an ad hoc meeting of the Advisory Committee to address matters to be decided before the next regularly scheduled meeting, including to determine whether to designate a Licensed Compound as a Lead Candidate. Each Party shall be responsible for all of its own expenses of participating in the Advisory Committee. No action taken at any meeting of the Advisory Committee shall be effective unless a representative of each Party is participating.

(c) Non-Member Attendance. Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend and to present findings to the Advisory Committee meetings in a non-voting capacity; provided that if either Party intends to have any Third Party (including any consultant) attend such a meeting, such Party shall provide prior written notice to the other Party and shall ensure that such Third Party is bound by confidentiality and non-use obligations consistent with the terms of this Agreement.

3.4 Decision-Making. All decisions of the Advisory Committee shall be made by unanimous vote, with each Party’s representatives collectively having one (1) vote. If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the Advisory Committee, the representatives of the Parties cannot reach an agreement as to such matter within fifteen (15) days after such matter was brought to the Advisory Committee for resolution, such disagreement shall be referred to the Chief Executive Officer of Aptose and the Chief Executive Officer of Ohm (the “Executive Officers”) for resolution. If the Executive Officers cannot resolve such matter within thirty (30) days after such matter has been referred to them, then Ohm shall have the right to decide such matter, except that Ohm shall not have the right to (a) determine the Lead Candidate Criteria or (b) establish the assays for testing the ability of Lead Candidates to kill malignant cells by inhibiting BTK or FLT3, in each case (a) and (b) without the written consent of Aptose.

3.5 Discontinuation of Participation on the Advisory Committee. At any time during the Term and for any reason, Aptose shall have the right to withdraw from participation in the Advisory Committee upon written notice to Ohm (the “Withdrawal Notice”), which notice shall be effective immediately upon receipt. Following the issuance of a Withdrawal Notice and subject to this Section 3.5, Aptose’s representatives to the Advisory Committee shall not participate in any meetings of the Advisory Committee, nor shall Aptose have any right to vote on decisions within the authority of the Advisory Committee. If, at any time following the issuance of a Withdrawal Notice, Aptose wishes to resume participation in the Advisory Committee, Aptose shall notify Ohm in writing and, thereafter, Aptose’s representatives to the Advisory Committee shall be entitled to attend any subsequent meeting of the Advisory Committee and to participate in the activities of, and decision-making by, the Advisory Committee as provided in this Article 3 as if a Withdrawal Notice had not been issued by Aptose pursuant to this Section 3.5. Following Aptose’s issuance of a Withdrawal Notice pursuant to this Section 3.5, unless and until Aptose resumes participation in the Advisory Committee in accordance with this Section 3.5: (a) all meetings of the Advisory Committee shall be held at Ohm’s facilities, (b) Ohm shall have the right to make the final decision on all matters within the scope of authority of the Advisory Committee, and (c) Aptose shall have the right to continue to receive the minutes of Advisory Committee meetings, but shall not have the right to approve the minutes for any Advisory Committee meeting held after Aptose’s issuance of a Withdrawal Notice.

3.6 Acquisition of Aptose. If Aptose is acquired by another company or if another company acquires over 50% of the shares of Aptose, Aptose and Ohm will meet to renegotiate the structure of the Advisory Committee and terms of the information Ohm is required to share with Aptose under this Article 3. If Ohm has partnered the program this renegotiation shall take into consideration the potential concerns of Ohm’s partner, especially if the company acquiring Aptose is a competitor of Ohm’s partner.

ARTICLE 4

DEVELOPMENT

4.1 General. Subject to the terms and conditions of this Agreement, Ohm shall be solely responsible for the Development of Licensed Compounds and Products in the Field throughout the Territory, at its own cost and expense, including (a) the generation, selection and optimization of potential lead compounds, (b) performance of preclinical and clinical studies of Licensed Compounds and Products, (b) Manufacture and supply of Licensed Compounds and Products for use in Development in the Territory, and (c) preparation and submission of any and all Regulatory Materials for Products in the Field in the Territory.

4.2 Lead Candidate.

(a) Criteria. Within thirty (30) days after the Effective Date, the Advisory Committee shall establish the criteria for determining whether a Licensed Compound is suitable for designation as a Lead Candidate (the “Lead Candidate Criteria”).

(b) Selection. Ohm shall synthesize and optimize Licensed Compounds with a goal of identifying and optimizing a Lead Candidate on which IND-enabling studies will be conducted. Within ten (10) business days after conducting any studies intended to determine whether a Licensed Compound meets any of the Lead Candidate Criteria, Ohm shall provide the Advisory Committee with the results of such studies, including all analyses and raw data. The Advisory Committee will schedule an ad hoc meeting within fifteen (15) business days after receipt of such results to determine (i) whether such Licensed Compound satisfies the Lead Candidate Criteria and (ii) if such Licensed Compound does not satisfy the Lead Candidate Criteria, whether nonetheless to designate such Licensed Compound as a Lead Candidate. If a Licensed Compound satisfies the Lead Candidate Criteria, or if the Advisory Committee otherwise designates a Licensed Compound as a lead Licensed Compound, or if Ohm commences IND-enabling toxicology studies with any Licensed Compound in compliance with GLP, then such Licensed Compound will be deemed a Lead Candidate and the milestone payment set forth in Section 6.2 will be payable to Aptose. Promptly thereafter, the Advisory Committee will determine an assay for testing such Lead Candidate’s ability to kill malignant cells by inhibiting BTK or FLT3. Ohm shall notify Aptose promptly upon commencing IND-enabling toxicology studies with any Licensed Compound.

(c) Characterization. Upon the Advisory Committee’s designation (or the deemed designation) of a Lead Candidate for potential Development pursuant to Section 4.2(b), or upon any Licensed Compound’s satisfying the Lead Candidate Criteria, Ohm shall promptly test such Lead Candidate for its ability to kill malignant cells by inhibiting BTK or FLT3, using the assay determined by the Advisory Committee under Section 4.2(b), and shall provide all results of such tests to Aptose promptly after completion. Aptose shall have the right to conduct its own studies of such Lead Candidate to confirm the results obtained by Ohm, for the sole purpose of determining whether such Lead Candidate is an ROFR Product or an ROFN Product. Promptly after the Advisory Committee’s designation (or the deemed designation) of a Lead Candidate, Ohm shall provide sufficient quantities of such Lead Candidate to Aptose to conduct such studies. Aptose shall have the right to conduct such studies, at Aptose’s expense, for a period not to exceed sixty (60) days after Aptose’s receipt of the Lead Candidate(s) at Aptose’s laboratory facility.

4.3 Development Plan. All Development of Licensed Compounds and Products under this Agreement shall be conducted pursuant to a development plan that sets forth the timeline and details of lead optimization, preclinical, clinical, Manufacturing and regulatory activities to be conducted by or on behalf of Ohm or its Affiliates or sublicensees to obtain Regulatory Approval of Products throughout the Territory (as may be updated by Ohm from time to time, the “Development Plan”). Promptly after the Advisory Committee’s designation of a Lead Candidate, Ohm shall prepare an initial Development Plan and submit it to the Advisory Committee for review and discussion. Ohm shall submit each proposed material amendment of the then-current Development Plan to the Advisory Committee for review and discussion. If the terms of the Development Plan contradict, or create inconsistencies or ambiguities with, the terms of this Agreement, then the terms of this Agreement as defined in Article 3.2 shall govern.

4.4 Regulatory Responsibilities.

(a) General. The Development Plan shall set forth the regulatory strategy for seeking Regulatory Approval of Products. Ohm shall be solely responsible, at its sole expense, for all regulatory activities necessary to obtain and maintain Regulatory Approval of Products in the Field in the Territory, which activities shall be conducted using Diligent Efforts and in accordance with the regulatory strategy set forth in the Development Plan. Ohm will own all Regulatory Materials for Products in the Field in the Territory, including all Regulatory Approvals, and will be responsible for the payment of fees and all other associated regulatory costs for Products in the Field in the Territory.

(b) Regulatory Information Sharing. Ohm shall provide Aptose with copies of any substantive Regulatory Materials submitted or received by Ohm relating to any Licensed Compound or Product promptly after the submission or receipt thereof. In addition, Ohm shall provide Aptose with written minutes or other records of any oral discussions with any Regulatory Authority pertaining to any Licensed Compound or Product promptly after such discussion. If any Regulatory Material to be provided under this Section 4.4(b) was originally created in a language other than the English language, Ohm shall provide an English translation along with the original document to Aptose.

(c) Meetings with Regulatory Authorities. At each regularly scheduled Advisory Committee meeting, Ohm shall provide Aptose with a list and schedule of any in-person meeting or teleconference with any Regulatory Authority (or related advisory committees) planned for the next six (6)-month period that relates to the Development of any Licensed Compound or Product. In addition, Ohm shall notify Aptose as soon as reasonably possible if Ohm becomes aware of any additional such meetings or teleconferences that become scheduled for such six (6)-month period. Aptose shall have the right to advise on the preparation for all such meetings and teleconferences. Aptose will be solely responsible for all costs it incurs to participate in such meetings and teleconferences.

4.5 Development Diligence. Ohm shall use Diligent Efforts to Develop and obtain Regulatory Approval of Products throughout the Territory.

4.6 Development Records. Ohm shall maintain complete, current and accurate records of all Development activities it conducts under this Agreement and all data and other information resulting from such activities. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development activities in good scientific manner appropriate for regulatory and patent purposes. Ohm shall document all non-clinical studies and clinical trials in formal written study reports according to applicable Laws and national and international guidelines (e.g., ICH, GCP, GLP, and GMP).

4.7 Development Reports. Ohm shall keep Aptose reasonably informed as to the progress and results of its and its Affiliates’ and sublicensees’ Development activities under this Agreement. Without limiting the foregoing, Ohm shall provide Aptose with semi-annual reports, no later than thirty (30) days after the end of each six (6) month period, detailing its Development of Licensed Compounds and Products and the results of such Development. Such reports shall be at a level of detail reasonably requested by Aptose and sufficient to enable Aptose to determine Ohm’s compliance with its diligence obligations under Section 4.5. Ohm shall promptly respond to Aptose’s reasonable questions or requests for additional information relating to such Development activities.

4.8 Subcontractors. Ohm and its Affiliates and sublicensees shall have the right to engage subcontractors, provided the subcontractors meet Aptose’s quality standards according to Aptose’s internal quality guidelines, to Develop Licensed Compounds and Products under this Agreement, provided that any such subcontractor is bound by written obligations of confidentiality and non-use consistent with this Agreement and has agreed to assign to Ohm all inventions or other intellectual property made by such subcontractor in the course of performing such subcontracted work that relates to any Licensed Compound or Product. Ohm shall remain responsible for any obligations that have been delegated or subcontracted to any subcontractor, and shall be responsible for the performance of its subcontractors.

4.9 Compliance. Ohm covenants that in performing (or having performed) its obligations or exercising (or having exercised) its rights under this Agreement, it and its Affiliates and sublicensees: (a) shall comply in all material respects with all applicable Laws; and (b) shall not employ or engage any Person who has been debarred or disqualified by any Regulatory Authority or, to the knowledge of Ohm or its Affiliate or sublicensee, as applicable, is the subject of debarment or disqualification proceedings by any Regulatory Authority.

4.10 Acquisition of Aptose. If Aptose is acquired by another company or if another company acquires over 50% of the shares of Aptose, Aptose and Ohm will meet to renegotiate the terms of the information Ohm is required to share with Aptose under this Article 4. If Ohm has partnered the program this renegotiation shall take into consideration the potential concerns of Ohm’s partner, especially if the company acquiring Aptose is a competitor of Ohm’s partner.

ARTICLE 5

COMMERCIALIZATION

5.1 General. Subject to the terms and conditions of this Agreement, as between the Parties, Ohm shall be responsible for all aspects of the Commercialization of Products in the Field in the Territory, including: (a) developing and executing a commercial launch and pre-launch plan, (b) Manufacturing and supplying Products for Commercialization in the Territory, (c) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of the Products; (d) marketing and promotion; (e) booking sales and distribution and performance of related services; (f) handling all aspects of order processing, invoicing and collection, inventory and receivables; (g) providing customer support, including handling medical queries, and performing other related functions; and (h) conforming its practices and procedures to applicable Laws relating to the marketing, detailing and promotion of the Products in the Territory. As between the Parties, Ohm shall bear all of the costs and expenses incurred in connection with the Commercialization of Products in the Territory.

5.2 Commercial Diligence. Ohm shall use Diligent Efforts to Commercialize each Product in each country and indication in the Field in which it receives Regulatory Approval.

5.3 Commercialization Plan. The Commercialization of Products in the Territory shall be conducted pursuant to a written Commercialization plan (the “Commercialization Plan”). The Commercialization Plan shall include a reasonably detailed description of and anticipated timeline for Ohm’s and its Affiliates’ and sublicensees’ Commercialization activities with respect to Products in the Territory. The initial Commercialization Plan shall be prepared by Ohm and delivered to Aptose and the Advisory Committee for review and discussion no later than nine (9) months prior to the anticipated date of first Regulatory Approval of a Product in the Territory. Thereafter, Ohm shall submit each proposed material amendment of the then-current Commercialization Plan to the Advisory Committee for review and comment before such amendment is adopted.

5.4 Commercialization Reports. Ohm shall keep Aptose reasonably informed of Ohm’s and its Affiliates’ and sublicensees’ Commercialization activities with respect to Products in the Territory. Without limiting the foregoing, within thirty (30) days after the end of each calendar year, Ohm shall provide Aptose with a written report summarizing the significant Commercialization activities performed with respect to Products during such time period, and comparing such activities with the Commercialization Plan for such time period. Such reports shall be at a level of detail reasonably requested by Aptose and sufficient to enable Aptose to determine Ohm’s compliance with its diligence obligations under Section 5.2. Ohm shall promptly respond to Aptose’s reasonable questions or requests for additional information relating to such Commercialization activities. At Aptose’s request, Ohm will meet with Aptose to discuss Ohm’s Commercialization activities and efforts.

5.5 Patent Marking. Ohm shall mark all Products in accordance with the applicable patent marking laws, and shall require all of its Affiliates and sublicensees to do the same.

ARTICLE 6

FINANCIAL PROVISIONS

6.1 Upfront Payments. Ohm shall pay to Aptose: (a) a one-time, non-refundable, non-creditable payment of                                                      on the Effective Date,                                                                        credit for the payment under the Term Sheet, for a net upfront payment of                                     , and (b) a one-time, non-refundable, non-creditable payment of                                     within ninety (90) days after the Effective Date. [Redacted for confidentiality reasons.]

6.2 Lead Candidate Selection. Within fifteen (15) business days after the earliest to occur of the following events, Ohm shall pay to Aptose a one-time, non-refundable, non-creditable payment of                                                                        [Redacted for confidentiality reasons.]: (a) the Advisory Committee’s designation (or deemed designation) of a Licensed Compound as a Lead Candidate pursuant to Section 4.2(b) and (b) Ohm’s commencement of IND-enabling toxicology studies with any Licensed Compound in compliance with GLP.

6.3 Development and Regulatory Milestone Payments.

(a) Events. Ohm shall pay to Aptose the non-refundable, non-creditable milestone payments set forth in the table below within forty five (45) days after the first achievement of each milestone event (whether by or on behalf of Ohm, its Affiliates or sublicensees) by the first Product and second Product to achieve the milestone event:

Milestone Event	Milestone Payment
	First Product	Second Product
Development Milestones
1. Initiation of the first Phase 1 Clinical Trial of a Product

2. Initiation of the first Phase 2 Clinical Trial of a Product

3. Initiation of the first Phase 3 Clinical Trial of a Product
Regulatory Milestones
4. Submission of the first NDA for a Product to the FDA

5. Submission of the first MAA for a Product to a Regulatory Authority outside the U.S.

6. First NDA Approval for a Product in the U.S.

7. First MAA Approval for a Product outside the U.S.

[Redacted for confidentiality reasons.]

(b) Clarifications.

(i) Each milestone payment set forth above shall be due one time only for the first Product and one time only for the second Product, each in the applicable amount, and regardless of whether different milestone events are achieved by the same or different Products. If Ohm or its Affiliate or sublicensee terminates Development of a Product after achievement of one but not all milestone events, then milestone payments will be paid for achievement by subsequent Products, either at the amount for the first Product (if not previously achieved by any Product) or at the amount for the second Product (if previously achieved by one Product).

(ii) The maximum total amount payable under Section 6.3(a) is $38,750,000, if each milestone event is achieved (or otherwise payable) by one Product only and an additional $19,375,000 if each milestone event is achieved (or otherwise payable) by two Products.

(iii) In the event that any of milestone event numbers 1 through 3 has not been achieved at the time of achievement of a milestone event having a higher number than the skipped milestone event, then each skipped milestone event shall be deemed achieved at the time of achievement of the higher number milestone event, and Ohm shall pay to Aptose the milestone payment for such skipped milestone event within forty five (45) days after the achievement of the higher number milestone event.

6.4 Sales Milestone Payments. Ohm shall pay to Aptose the one-time, non-refundable, non-creditable sales milestone payments set forth below, in each case within forty five (45) days after the end of the first calendar quarter during which the aggregate annual Net Sales of a Product in the Territory first reach the values indicated below for the first two Products to reach such threshold. Milestone events for the first Product or the second Product need not be achieved by the same Product. For clarity, the milestone payments in this Section 6.4 shall be additive such that if multiple milestone events specified below are achieved in the same calendar quarter, then the milestone payments for all such milestone events shall be payable within forty five (45) days after the end of such quarter.

	Milestone Payments
Annual Net Sale of a Product in the Territory	First Product	Second Product

Equal or exceed $250,000,000

Equal or exceed $500,000,000

Equal or exceed $750,000,000

Total	$45,000,000	$22,500,000

[Redacted for confidentiality reasons.]

6.5 Royalty Payments for Products.

(a) Royalty Rates. Subject to the other terms of this Section 6.5, Ohm shall make calendar quarterly, non-refundable, non-creditable royalty payments to Aptose on the Net Sales of all Products sold during the Royalty Terms, as calculated by multiplying the applicable royalty rate set forth below by the corresponding amount of incremental, aggregated Net Sales of all Products sold in the Territory in the applicable calendar year.

Annual Net Sale of all Products in the Territory	Royalty Rate
For that portion of annual Net Sales less than $1,000,000,000

For that portion of annual Net Sales greater than or equal to $1,000,000,000

[Redacted for confidentiality reasons.]

(b) Royalty Term. Ohm’s obligation to pay royalties pursuant to this Section 6.5 shall not apply to Net Sales of Products to the extent that such Net Sales arise from sale of a Product in a particular country after the expiration of the Royalty Term for such Product in such country. For clarity, all such Net Sales will be included for purposes of determining the royalty tiers and royalty rates applicable to Net Sales in other countries.

6.6 Royalty Reduction. With respect to Net Sales of a particular Product that arise from the sale of such Product in a particular country in the Territory in a calendar quarter (i) during the Royalty Term for such Product in such country, (ii) in which there is no Valid Claim of any Aptose Patent in such country that claims the composition, manufacture or use of such Product, (iii) in which there is no Regulatory Exclusivity for such Product in such country and (iv) in which the unit volume of all Generic Products to such Product that are sold by Third Parties in such country exceeds thirty percent (30%) of the combined unit volume of such Product and such Generic Product sold in such country during such calendar quarter (which determinations of unit volume shall be based on a mutually acceptable calculation method and using market share data provided by a reputable and mutually agreed upon provider, such as IMS Health), the royalties applicable to such Net Sales will be reduced by fifty percent (50%) of the royalties otherwise payable under Section 6.5(a). For example, if during a particular calendar year, the Net Sales in countries in which the royalties are not subject to deduction under this Section 6.5(c) are $1 billion, and Net Sales in countries in which the royalties are subject to deduction under this Section 6.5(c) are $500 million, the following would apply: the royalties without regard to the reduced rate would be                                                                        . [Redacted for confidentiality reasons.] The portion of royalties (without deduction) attributable to countries in which the royalties are subject to deduction is ($500 million / $1.5 billion) x $35 million = $11.67 million, so with the deduction such royalties would be $5.83 million, and the total royalties would be $29.167 million.

(a) Royalty Reports and Payment. Within forty five (45) days after the end of each calendar quarter, commencing with the calendar quarter during which the First Commercial Sale of a Product is made anywhere in the Territory, Ohm shall provide Aptose with a report that contains the following information for the applicable calendar quarter, on a Product-by-Product and country-by-country basis: (i) the amount of gross sales of the Products, (ii) a calculation of Net Sales in the Territory, (iii) a calculation of the royalty payment due on such sales, including the application of any reduction made in accordance with Section 6.5(c), and (iv) the exchange rate for such country. Concurrent with the delivery of the applicable quarterly report, Ohm shall pay Aptose in Dollars all royalties owed with respect to Net Sales for such calendar quarter.

6.7 Currency; Exchange Rate. All payments to be made by Ohm to Aptose under this Agreement shall be made in Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from Aptose. The rate of exchange to be used in computing the amount of currency equivalent in Dollars shall be made at the average of the closing exchange rates reported in The Wall Street Journal (U.S., Eastern Edition) for the first, middle and last business days of the applicable reporting period for the payment due.

6.8 Late Payments. If Aptose does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to Aptose from the due date until the date of payment at a per-annum rate of prime (as reported in The Wall Street Journal (U.S., Eastern Edition)) plus two percentage points or the maximum rate allowable by applicable Law, whichever is less.

6.9 Taxes.

(a) Cooperation and Coordination. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the activities of the Parties under this Agreement. The Parties acknowledge and agree that it is their mutual objective and intent to appropriately calculate, to the extent feasible and legal, taxes payable with respect to their collaborative efforts under this Agreement and that they shall use all Diligent Efforts to cooperate and coordinate with each other to achieve such objective. Ohm shall cooperate with Aptose in seeking any tax exemption or credits that may be available. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made by Ohm to Aptose under this Agreement.

(b) Payment of Tax. To the extent Ohm is required by applicable Laws to deduct and withhold taxes on any payment to Aptose, Ohm shall promptly notify Aptose. Aptose shall provide Ohm any tax forms that may be reasonably necessary in order for Ohm not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Aptose shall use reasonable efforts to provide any such tax forms to Ohm in advance of the due date. After making reasonable effort to obtain the lowest tax rate, Ohm shall (i) deduct those taxes from the payment; (ii) pay the taxes to the proper taxing authority in a timely manner; and (iii) send evidence of the obligation together with proof of payment to Aptose within ten (10) business days following that payment. Ohm shall also provide Aptose with reasonable assistance to enable the recovery, as permitted by applicable Laws, of withholding taxes or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of Aptose as the Party bearing such withholding tax under this Section. Notwithstanding the foregoing, if as a result of any action by Ohm, including assignment or sublicense, any change in Ohm’s tax residency, any change in the entity that originates the payment, or any failure on the part of Ohm to comply with applicable Laws (including filing or record retention requirements), withholding taxes are imposed that were not otherwise applicable (“Incremental Withholding Taxes”), then Ohm shall be solely responsible for the amount of such Incremental Withholding Taxes and shall increase the amounts payable to Aptose so that Aptose receives a sum equal to the sum it would have received had there been no such action and resulting tax increase.

6.10 Financial Records and Audit. Ohm shall maintain complete and accurate records in sufficient detail to permit Aptose to confirm the accuracy of royalty payments payable under this Agreement and to verify the achievement of milestone events under this Agreement. Upon reasonable prior notice, such records shall be open during regular business hours for a period of three (3) years from the creation of individual records for examination at Aptose’s expense, and not more often than once each calendar year, by an independent certified public accountant selected by Aptose and reasonably acceptable to Ohm for the sole purpose of verifying for Aptose the accuracy of the financial reports furnished by Ohm pursuant to this Agreement or of any payments made, or required to be made, by Ohm pursuant to this Agreement. Any such auditor shall not disclose Ohm’s confidential information to Aptose, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by Ohm or the amount of payments by Ohm under this Agreement. Any amounts shown to be owed but unpaid shall be paid within thirty (30) days after the accountant’s report, plus interest (as set forth in Section 6.7) from the original due date. Aptose shall bear the full cost of such audit unless such audit reveals an underpayment by Ohm that resulted from a discrepancy in the financial report provided by Ohm for the audited period, which underpayment was more than five percent (5%) of the amount set forth in such report, in which case Ohm shall reimburse Aptose for the costs for such audit.

6.11 Acquisition of Aptose. If Aptose is acquired by another company or if another company acquires over 50% of the shares of Aptose, Aptose and Ohm will meet to renegotiate the terms of the information Ohm is required to share with Aptose under this Article 6. If Ohm has partnered the program this renegotiation shall take into consideration the potential concerns of Ohm’s partner, especially if the company acquiring Aptose is a competitor of Ohm’s partner.

ARTICLE 7

INTELLECTUAL PROPERTY RIGHTS

7.1 Ownership of Inventions. Ownership of all Inventions shall be based on inventorship, as determined in accordance with the rules of inventorship under United States patent laws. Each Party shall solely own any Inventions made solely by its or its Affiliates’ employees, agents, or independent contractors (“Sole Inventions”). The Parties shall jointly own any Inventions that are made jointly by employees, agents, or independent contractors of one Party or its Affiliates together with employees, agents, or independent contractors of the other Party or its Affiliates (“Joint Inventions”). All Patents claiming Joint Inventions shall be referred to herein as “Joint Patents.” Each Party shall be entitled to practice, license, assign and otherwise exploit the Joint Inventions and Joint Patents without the duty of accounting or seeking consent from the other Party.

7.2 Disclosure of Inventions. Each Party shall promptly disclose to the other Party all Sole Inventions of such Party and all Joint Inventions, including any invention disclosures or other similar documents submitted to it by its employees, agents or independent contractors describing such Inventions, and shall promptly respond to reasonable request from the other Party for additional information relating to such Inventions.

7.3 Patent Prosecution.

(a) Aptose Patents and Joint Patents.

(i) As between the Parties, Ohm shall have the first right to file, prosecute and maintain all Aptose Patents and Joint Patents in the Territory, at its sole cost and expense. For the purpose of this Article 7, “prosecution” shall include any post-grant proceeding including patent interference proceeding, opposition proceeding and reexamination.

(ii) Ohm shall consult with Aptose and keep Aptose reasonably informed of the status of the Aptose Patents and Joint Patents in the Territory and shall promptly provide Aptose with all material correspondence received from any patent authority in connection therewith. In addition, Ohm shall promptly provide Aptose with drafts of all proposed material filings and correspondence to any patent authority with respect to the Aptose Patents and Joint Patents in the Territory for Aptose’s review and comment prior to the submission of such proposed filings and correspondence. Ohm shall confer with Aptose and consider in good faith Aptose’s comments prior to submitting such filings and correspondence, provided that Aptose shall provide such comments within fourteen (14) days (or a shorter period reasonably designated by Ohm if fourteen (14) days is not practicable given the filing deadline) of receiving the draft filings and correspondence from Ohm.

(iii) Ohm shall notify Aptose of any decision to cease prosecution and/or maintenance of, or not to continue to pay the expenses of prosecution and/or maintenance of, any Aptose Patents or Joint Patents in the Territory. Ohm shall provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action, in connection with such Aptose Patent or Joint Patent. In such event, Ohm shall permit Aptose, at its discretion and at its sole expense, to continue prosecution or maintenance of such Aptose Patent or Joint Patent.

(b) Ohm Sole Patents.

(i) As between the Parties, Ohm shall have the first right to file, prosecute and maintain the Ohm Patents that are not Joint Patents (“Ohm Sole Patents”) in the Territory, at Ohm’s cost and expense.

(ii) Ohm shall consult with Aptose and keep Aptose reasonably informed of the status of all Ohm Sole Patents in the Territory and shall promptly provide Aptose with material correspondence received from patent authorities in connection therewith. In addition, Ohm shall promptly provide Aptose with drafts of all proposed material filings and correspondence to the patent authorities with respect to the Ohm Sole Patents in the Territory for Aptose’s review and comment prior to the submission of such proposed filings and correspondence. Ohm shall confer with Aptose and consider in good faith Aptose’s comments prior to submitting such filings and correspondence, provided that Aptose shall provide such comments within fourteen (14) days (or a shorter period reasonably designated by Ohm if fourteen (14) days is not practicable given the filing deadline) of receiving the draft filings and correspondence from Ohm.

(iii) Ohm shall notify Aptose of any decision to cease prosecution and/or maintenance of, or not to continue to pay the expenses of prosecution and/or maintenance of, any Ohm Sole Patent in the Territory. Ohm shall provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action, in connection with such Ohm Sole Patent. In such event, Ohm shall permit Aptose, at its discretion and at its sole expense, to continue prosecution or maintenance of such Ohm Sole Patent.

(c) Cooperation. Aptose agrees to cooperate fully in the preparation, filing, prosecution and maintenance of Patents under this Section 7.3, at Ohm’s request and expense. Such cooperation includes executing all papers and instruments, or requiring its employees or contractors, to execute such papers and instruments, so as enable Ohm to apply for and to prosecute patent applications in any country as permitted by Section 7.3.

7.4 Patent Enforcement.

(a) Each Party shall notify the other promptly after becoming aware of any alleged or threatened infringement by a Third Party of any Aptose Patent, Ohm Patent or Joint Patent through the using, making, importing, exporting, offering for sale or selling of any Product in the Field, including any “patent certification” filed in the United States under 21 U.S.C. §355(b)(2) or 21 U.S.C. §355(j)(2) with respect to the Product and Field or similar provisions in other jurisdictions (collectively “Product Infringement”), or of any alleged or threatened infringement by a Third Party of any Joint Patent that is not a Product Infringement.

(b) Ohm shall have the first right to bring and control any legal action in connection with any Product Infringement of any Aptose Patent or Joint Patent in the Territory, or any other infringement of a Joint Patent in the Territory, at its own expense as it reasonably determines appropriate, and Aptose shall have the right to be represented in any such action by counsel of its choice. If Ohm does not bring such legal action within sixty (60) days after the notice provided pursuant to Section 7.4(a), Aptose shall have the right to bring and control any legal action in connection with such Product Infringement or other infringement of a Joint Patent in the Territory at its own expense as it reasonably determines appropriate.

(c) Ohm shall have the first right to bring and control any legal action in connection with any Product Infringement of an Ohm Patent in the Field in the Territory at its own expense as it reasonably determines appropriate.

(d) At the request and expense of the Party bringing the action under Section 7.4(b) above, the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required. In connection with any such proceeding, the Party bringing the action shall not enter into any settlement admitting the invalidity of, or otherwise impairing the other Party’s rights in, the Aptose Patents or Joint Patents without the prior written consent of the other Party.

(e) Any recoveries resulting from an enforcement action under Section 7.4(b) or 7.4(c) against a Product Infringement in the Field in the Territory shall be first applied against payment of each Party’s costs and expenses in connection therewith. For an enforcement action under Section 7.4(b), any recoveries in excess of such costs and expenses (the “Remainder”) shall be shared by the Parties as follows: seventy-five percent (75%) of such Remainder shall be retained by the Party bringing such action, and twenty-five percent (25%) of such Remainder shall be paid to the Party not bringing such action.

7.5 Trademarks. Ohm shall have the right to brand the Products in the Field in the Territory using Ohm related trademarks and any other trademarks and trade names it determines appropriate for the Products, which may vary by country or within a country (“Product Marks”). Ohm shall own all rights in the Product Marks and shall register and maintain the Product Marks in the countries and regions that it determines reasonably necessary, at Ohm’s cost and expense.

7.6 Personnel Obligations. Prior to beginning work under this Agreement relating to any Development of Licensed Compounds or Products, each employee, agent or independent contractor of Ohm and its Affiliates shall be bound by invention assignment obligations that are consistent with the obligations of Ohm in this Article 7, including: (a) promptly reporting any Invention; (b) assigning to Ohm, as applicable, all of his or her right, title and interest in and to any Invention; (c) cooperating in the preparation, filing, prosecution, maintenance and enforcement of any Patent Right; (d) performing all acts and signing, executing, acknowledging and delivering any and all documents required for effecting the obligations and purposes of this Agreement; and (e) complying with obligations of confidentiality and non-use consistent with those contained in this Agreement.

ARTICLE 8

CONFIDENTIALITY; PUBLICATION

8.1 Duty of Confidence. Subject to the other provisions of this Article 8:

(a) all Confidential Information disclosed by a Party (the “Disclosing Party”) or its Affiliates under this Agreement shall be maintained in confidence and otherwise safeguarded by the recipient Party (the “Receiving Party”) and its Affiliates, in the same manner and with the same protection as such Receiving Party maintains its own confidential information;

(b) the Receiving Party may only use any such Confidential Information for the purposes of performing its obligations or exercising its rights under this Agreement; and

(c) the Receiving Party may disclose Confidential Information of the other Party to: (i) its Affiliates and sublicensees; and (ii) employees, directors, agents, contractors, consultants and advisers of the Receiving Party and its Affiliates and sublicensees, in each case to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement; provided that such Persons are bound to maintain the confidentiality of the Confidential Information in a manner consistent with the confidentiality provisions of this Agreement.

8.2 Exceptions. The foregoing obligations as to particular Confidential Information of a Disclosing Party shall not apply to the extent that the Receiving Party can demonstrate that such Confidential Information:

(a) is known by the Receiving Party at the time of its receipt without an obligation of confidentiality, and not through a prior disclosure by the Disclosing Party, as documented by the Receiving Party’s business records;

(b) is in the public domain before its receipt from the Disclosing Party, or thereafter enters the public domain through no fault of the Receiving Party;

(c) is subsequently disclosed to the Receiving Party by a Third Party who may lawfully do so and is not under an obligation of confidentiality to the Disclosing Party; or

(d) is developed by the Receiving Party independently and without use of, or reference to, any Confidential Information received from the Disclosing Party, as documented by the Receiving Party’s business records.

Any combination of features or disclosures shall not be deemed to fall within the foregoing exclusions merely because individual features are published or available to the general public or in the rightful possession of the Receiving Party unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the Receiving Party.

8.3 Authorized Disclosures. Notwithstanding the obligations set forth in Sections 8.1 and 8.5, a Party may disclose the other Party’s Confidential Information to the extent:

(a) such disclosure is reasonably necessary: (i) to such Party’s directors, attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to such Party, provided that in each such case such disclosure is on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations substantially consistent with those contained in this Agreement; provided, however, that the term of confidentiality for such directors, attorneys, independent accountants and financial advisors shall be no less than five (5) years; or (ii) to actual or potential investors, acquirors, licensees, sublicensees and other financial or commercial partners solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition or collaboration; provided that in each such case such disclosure is on the condition that such recipients are bound by confidentiality and non-use obligations substantially consistent with those contained in the Agreement; provided, however, that the term of confidentiality for such recipients shall be no less than five (5) years; or

(b) such disclosure is required by Law, judicial or administrative process, provided that in such event such Party shall promptly inform the other Party of such required disclosure and provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed pursuant to this Section 8.3(b) shall remain otherwise subject to the confidentiality and non-use provisions of this Article 8, and the Party disclosing Confidential Information pursuant to Law or court order shall take all steps reasonably necessary, including seeking of confidential treatment or a protective order to ensure the continued confidential treatment of such Confidential Information.

8.4 Scientific Publication. Ohm shall not publish peer reviewed manuscripts, or give other forms of public disclosure such as abstracts and presentations, of results of studies carried out under this Agreement, without the opportunity for prior review by Aptose. Ohm shall provide Aptose the opportunity to review and comment on any proposed publication that relates to any Licensed Compound or Product at least thirty (30) days prior to its intended submission for publication. Aptose shall provide its comments (if any) in writing within fifteen (15) days after Aptose’s confirmed receipt of such proposed publication. Ohm shall consider in good faith any comments thereto provided by Aptose and shall comply with Aptose’s request to remove Aptose Confidential Information from the proposed publication. In addition, Ohm shall delay the submission for a period of up to sixty (60) days in the event that Aptose can demonstrate reasonable need for such delay, including the preparation and filing of a patent application. If Aptose fails to provide its comments to Ohm within such fifteen (15)-day period, Aptose shall be deemed to not have any comments, and Ohm shall be free to publish in accordance with this Section 8.4 after the thirty (30) day period has elapsed. Ohm shall provide Aptose a copy of the manuscript at the time of the submission. Ohm agrees to acknowledge the contributions of Aptose and its employees in all publications as scientifically appropriate.

8.5 Publicity. Each Party shall have the right to issue a press release announcing this Agreement, in the form attached hereto as Exhibit B. Subject to Section 8.3 above, no other disclosure of the existence or the terms of this Agreement may be made by either Party or its Affiliates except as provided in this Section 8.5, except as may be required by applicable Law.

(a) A Party may disclose this Agreement and its terms, and material developments or material information generated under this Agreement, in securities filings with the U.S. Securities and Exchange Commission (or equivalent foreign agency) to the extent required by applicable Law after complying with the procedure set forth in this Section 8.5(a). In such event, the Party seeking such disclosure shall prepare a draft confidential treatment request and proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no less than seven (7) days after receipt of such confidential treatment request and proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by applicable Law. The Party seeking such disclosure shall reasonably consider any comments thereto provided by the other Party within such seven (7) day period.

(b) Each Party acknowledges that the other Party may be legally required to make public disclosures (including in filings with the Governmental Authorities) of certain material developments or material information generated under this Agreement and agrees that each Party may make such disclosures as required by Law, provided that the Party seeking such disclosure first provides the other Party a copy of the proposed disclosure and reasonably considers any comments thereto provided by the other Party within three (3) days after the receipt of such proposed disclosure.

(c) Other than the press release set forth in Exhibit B, and except for public disclosures under Section 8.5(b), the Parties agree that any other news release or other public announcement relating to this Agreement or the performance hereunder that would disclose information other than that already in the public domain, shall first be reviewed and approved by both Parties (with such approval not to be unreasonably withheld or delayed). The Parties agree that after a disclosure pursuant to Section 8.5(b), or after a press release (including the initial press release) or other public announcement pursuant to this Section 8.5(c) has been reviewed and approved by the other Party, the disclosing Party may make subsequent public disclosures reiterating such information without having to obtain the other Party’s prior consent and approval.

8.6 Equitable Relief. Given the nature of the Confidential Information and the competitive damage that would result to a Party upon unauthorized disclosure, use or transfer of its Confidential Information to any Third Party, the Parties agree that monetary damages would not be a sufficient remedy for any breach of this Article 8. In addition to all other remedies, a Party shall be entitled to seek specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Article 8.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties of Each Party. Each Party represents and warrants to the other Party as of the Effective Date that:

(a) it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder; and

(b) this Agreement has been duly executed by it and is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

9.2 Representations and Warranties by Aptose. Aptose represents and warrants to Ohm as of the Effective Date that it has the right to grant the license granted to Ohm under Section 2.1 and it has not granted any license, option, right or interest in, to or under the Aptose IP to any Third Party that is inconsistent with the license granted to Ohm under Section 2.1.

9.3 Representations and Warranties by Ohm. Ohm represents and warrants to Aptose as of the Effective Date that it has the right to grant the rights granted to Aptose under Sections 2.3 and 2.4 and it has not granted any rights to any Third Party that are inconsistent with such rights granted to Aptose..

9.4 No Other Warranties. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 8, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF OHM OR APTOSE; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by Aptose. Aptose shall indemnify, defend and hold Ohm, its Affiliates and their respective officers, directors, agents and employees (“Ohm Indemnitees”) harmless from and against Losses incurred as a result of any Claims against them to the extent arising or resulting from (a) the negligence or willful misconduct of any of the Aptose Indemnitees; (b) the breach of any of the warranties or representations made by Aptose to Ohm under this Agreement; or (c) the breach by Aptose of its obligations pursuant to this Agreement; except, in each case (a)-(c), to the extent such Claims result from the breach by Ohm of any covenant, representation, warranty or other agreement made by Ohm in this Agreement or the negligence or willful misconduct of any Ohm Indemnitee.

10.2 Indemnification by Ohm. Ohm shall indemnify, defend and hold Aptose, its Affiliates and their respective officers, directors, agents and employees (“Aptose Indemnitees”) harmless from and against Losses incurred as a result of any Claims against them to the extent arising or resulting from (a) the Development, Manufacture or Commercialization of Licensed Compounds and Products by or on behalf of Ohm or any of its Affiliates or sublicensees; (b) the negligence or willful misconduct of any of the Ohm Indemnitees; (c) the breach of any of the warranties or representations made by Ohm to Aptose under this Agreement; or (d) the breach by Ohm of its obligations pursuant to this Agreement; except, in each case (a)-(d), to the extent such Claims result from the breach by Aptose of any covenant, representation, warranty or other agreement made by Aptose in this Agreement or the negligence or willful misconduct of any Aptose Indemnitee.

10.3 Indemnification Procedure. If either Party is seeking indemnification under Sections 10.1 or 10.2 (the “Indemnified Party”), it shall inform the other Party (the “Indemnifying Party”) of the Claim giving rise to the obligation to indemnify pursuant to such Section as soon as reasonably practicable after receiving notice of the Claim. The Indemnifying Party shall have the right to assume the defense of any such Claim for which it is obligated to indemnify the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and the Indemnifying Party’s insurer as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense. The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any Claim that has been assumed by the Indemnifying Party. Neither Party shall have the obligation to indemnify the other Party in connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld or delayed. If the Parties cannot agree as to the application of Section 10.1 or 10.2 as to any Claim, pending resolution of the dispute pursuant to Section 12.5, the Parties may conduct separate defenses of such Claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 10.1 or 10.2 upon resolution of the underlying Claim.

10.4 Mitigation of Loss. Each Indemnified Party shall take and shall procure that its Affiliates take all such reasonable steps and action as are reasonably necessary or as the Indemnifying Party may reasonably require in order to mitigate any Claims (or potential Losses) under this Article 10. Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

10.5 Insurance. Ohm shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder that is consistent with normal business practices of prudent companies similarly situated at all times during which any Product is being clinically tested in human subjects or commercially distributed or sold. Ohm shall provide Aptose with evidence of such insurance upon request and shall provide Aptose with written notice at least sixty (60) days prior to the cancellation, non-renewal or material changes in such insurance. Such insurance shall not be construed to create a limit of Ohm’s liability with respect to its indemnification obligations under this Article 10.

10.6 Clarification. The Parties and LALS agree that the indemnification obligations under Article 14 of the MSA do not apply to any activities conducted under this Agreement.

ARTICLE 11

TERM AND TERMINATION

11.1 Term. The term of this Agreement shall commence upon the Effective Date and continue in full force and effect until the expiration of all payment obligations of Ohm, unless earlier terminated as set forth in Section 11.2 below (the “Term”).

11.2 Termination.

(a) Termination by Ohm for Convenience. At any time, Ohm may terminate this Agreement by providing written notice of termination to Aptose, which notice includes an effective date of termination at least thirty (30) days after the date of the notice.

(b) Termination for Material Breach. If either Party believes that the other is in breach of its material obligations hereunder, then the non-breaching Party may deliver notice of such breach to the other Party. For all breaches other than a failure to make a payment as set forth in this Agreement, the allegedly breaching Party shall have sixty (60) days from such notice to dispute or cure such breach. For any breach arising from a failure to make a payment set forth in this Agreement, the allegedly breaching Party shall have thirty (30) days from the receipt of the notice to dispute or cure such breach. If the Party receiving notice of breach fails to cure that breach within the applicable period set forth above, then the Party originally delivering the notice of breach may terminate this Agreement effective on written notice of termination to the other Party.

(c) Termination for Patent Challenge. Except to the extent the following is unenforceable under the laws of a particular jurisdiction, Aptose may terminate this Agreement upon written notice to Ohm if Ohm or its Affiliates or sublicensees, individually or in association with any other Person, commences a legal action challenging the validity, enforceability or scope of any Aptose Patents.

11.3 Effect of Termination. Upon the termination of this Agreement for any reason, all licenses and other rights granted to Ohm under the Aptose IP shall terminate and all sublicenses granted by Ohm shall terminate, and the following shall apply:

(a) License to Aptose. Ohm hereby grants to Aptose, effective upon such termination, an exclusive, royalty-free, fully-paid, sublicenseable (through multiple tiers) license under the Ohm IP to Develop, make, have made, import, offer for sale, sell and otherwise Commercialize Licensed Compounds and Products in the Territory.

(b) Regulatory Materials; Data. Ohm shall promptly transfer and assign to Aptose, at no cost to Aptose, all Regulatory Materials and Regulatory Approvals for the Products, all data from non-clinical and clinical studies conducted by or on behalf of Ohm, its Affiliates or sublicensees on Licensed Compounds and Products (including all notebooks), and all pharmacovigilance data (including all adverse event databases) on Licensed Compounds and Products. Ohm shall complete such transfer within sixty (60) days after the effective date of termination.

(c) Trademarks. Ohm shall transfer and assign, and shall ensure that its Affiliates transfer and assign, to Aptose, at no cost to Aptose, all Product Marks and any applications therefor (excluding any such marks that include, in whole or part, any corporate name or logos of Ohm or its Affiliates or sublicensees).

(d) Inventory. Within sixty (60) days after the effective date of termination, Ohm shall deliver to Aptose all inventory (if any, and to the extent applicable) of Licensed Compounds and Products (including all research materials, final product, bulk drug substance, intermediates, work-in-process, formulation materials, reference standards, drug product clinical reserve samples, packaged retention samples and the like), in each case owned by Ohm (or its Affiliate) and in Ohm’s (or its Affiliate’s) possession or control. Unless this Agreement is terminated by Ohm pursuant to Section 11.2(a), Aptose shall reimburse Ohm for its cost of goods for manufacturing or having manufactured such inventory.

(e) Transition Assistance.

(i) Ohm shall promptly return to Aptose, and in any event within sixty (60) days after the effective date of termination, at no cost to Aptose, all Know-How, data, materials and other Confidential Information transferred by Aptose to Ohm under or in anticipation of entry into this Agreement.

(ii) Ohm shall, upon Aptose’s request, supply Licensed Compounds and Products in the then-current form to Aptose at cost (without markup) for a reasonable period of time until Aptose establishes an alternative supplier, and in any event for at least twelve (12) months, and shall reasonably assist Aptose in establishing an alternative supplier for such Licensed Compound and Product.

(iii) Upon Aptose’s request, Ohm shall assign or sublicense to Aptose any license agreements with respect to the Products in the Territory and any agreements or arrangement with Third Party vendors pertaining to the Development, Manufacture or Commercialization of Products in the Territory.

(iv) Ohm shall, at Aptose’s request, provide reasonable technical assistance, including assistance with any inquiries and correspondence with Regulatory Authorities relating to any Product, for a period of twelve (12) months after the effective date of termination, and transfer all Ohm Know-How relating to Licensed Compounds or Products, including study protocols, study results, analytical methodologies, CMC information (including bulk and final product manufacturing processes, batch records, vendor information and validation documentation), expert opinions and analyses, to Aptose or its designee.

(v) If at the time of the notice of termination, Ohm is conducting any clinical trials for a Product, then, at Aptose’s election on a trial-by-trial basis: (A) Ohm shall fully cooperate with Aptose to transfer the conduct of all such clinical trials to Aptose, according to a transition plan to be developed by the Parties, and Aptose shall assume any and all liability for such clinical trials after the effective date of such termination (except to the extent arising from any act or omission by Ohm, its Affiliates or their respective employees, agents and contractors), provided that Ohm shall continue to bear all costs and expenses incurred in connection with the conduct of such clinical trials until the earlier of the completion of such trial or one hundred and eighty (180) days after the effective date of termination; or (B) Ohm shall, at its expense, orderly wind down the conduct of any such clinical trial that is not assumed by Aptose under clause (A).

(vi) In addition to the foregoing, Ohm shall use reasonable efforts with respect to those activities for which it is responsible to ensure orderly transition and uninterrupted Development, Manufacturing and Commercialization of Products by Aptose and to enable Aptose to enter into an agreement with a Third Party to continue these activities with minimal disruption and delay.

11.4 Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Without limiting the foregoing, the provisions of Articles 8, 10 and 12 and Sections 6.7, 6.8, 6.9, 7.1, 9.4, 11.3, 11.4 and 11.5 shall survive the expiration or termination of this Agreement.

11.5 Termination Not Sole Remedy. Termination is not the sole remedy under this Agreement and, whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies shall remain available except as agreed to otherwise herein.

ARTICLE 12

GENERAL PROVISIONS

12.1 Assignment. This Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may, without consent of the other Party, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of such Party, or in whole to its successor in interest in connection with its merger, acquisition or the sale of all or substantially all of its stock or its assets to which this Agreement relates. Any attempted assignment not in accordance with this Section 12.1 shall be null and void and of no legal effect. Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement. The terms and conditions of this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and permitted assigns.

12.2 Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

12.3 Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by internationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Aptose:

Aptose Biosciences Inc.

12770 High Bluff Drive, Suite 120

San Diego, CA 92130

Attn: William G. Rice Ph.D. (or subsequent Chief Executive Officer)

Email: wrice@aptose.com

with a copy to (which shall not constitute notice):

Aptose Biosciences Inc.

12770 High Bluff Drive, Suite 120

San Diego, CA 92130

Attn: Gregory Chow (or subsequent Chief Financial Officer)

Email: gchow@aptose.com

If to Ohm:

Ohm Oncology Inc.

2405 Robert Browning Street

Austin, TX 78723

Attn: Ajit Gil, President & CEO

with a copy to (which shall not constitute notice):

Laxai Avanti Life Science Pvt. Ltd.

Building 900, MN Park, Synergy Square 1

Genome Valley, Turkapally

Shameerpet

Hyderabad – 500078, Telangana

India

Attn: Vamsidhar Maddipatla, President

or to such other address(es) as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a business day (or if delivered or sent on a non-business day, then on the next business day); (b) on the business day after dispatch if sent by internationally-recognized overnight courier; or (c) on the fifth (5th) business day following the date of mailing, if sent by mail.

12.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any rules of conflict of laws.

12.5 Dispute Resolution

(a) Objective. The Parties recognize that disputes as to matters arising under or relating to this Agreement or either Party’s rights and obligations hereunder may arise from time to time. It is the objective of the Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Section 12.5 to resolve any such dispute if and when it arises.

(b) Resolution by Executive Officers. If an unresolved dispute as to matters arising under or relating to this Agreement or either Party’s rights and obligations hereunder arises, either Party may refer such dispute to the Executive Officers, who shall meet in person or by telephone within thirty (30) days after such referral to attempt in good faith to resolve such dispute. If such matter cannot be resolved by discussion of such officers within such thirty (30)-day period, or such other time period as the Parties may agree in writing, such dispute shall be resolved in accordance with Section 12.5(c).

(c) Arbitration.

(i) If the Parties do not resolve a dispute as provided in Section 12.5(b), and a Party wishes to pursue the matter, each such dispute that is not an Excluded Claim (defined below) shall be resolved by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) as then in effect (the “ICC Rules”), which ICC Rules are deemed to be incorporated by reference into this clause, and judgment on the arbitration award may be entered in any court having jurisdiction thereof. The decision rendered in any such arbitration will be final and not appealable.

(ii) The arbitration shall be conducted by a panel of three (3) arbitrators appointed in accordance with the ICC Rules, none of whom shall be a current or former employee or director, or a then-current stockholder, of either Party, their respective Affiliates or any sublicensee. The place of arbitration shall be San Diego, California, U.S., and all proceedings and communications shall be in English.

(iii) It is the intention of the Parties that discovery, although permitted as described herein, will be limited except in exceptional circumstances. The arbitrators will permit such limited discovery necessary for an understanding of any legitimate issue raised in the arbitration, including the production of documents. No later than thirty (30) days after selection of the arbitrators, the Parties and their representatives shall hold a preliminary meeting with the arbitrators, to mutually agree upon and thereafter follow procedures seeking to assure that the arbitration will be concluded within six (6) months from such meeting. Failing any such mutual agreement, the arbitrators will design and the Parties shall follow procedures to such effect.

(iv) Either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award. The arbitrators shall have no authority to award punitive or any other non-compensatory damages, except as may be permitted by Section 12.7. The arbitrators shall have the power to order that all or part of the legal or other costs incurred by a Party in connection with the arbitration be paid by the other Party. Each Party shall bear an equal share of the arbitrators’ and any administrative fees of arbitration.

(v) Except to the extent necessary to confirm or enforce an award or as may be required by applicable Law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable New York statute of limitations.

(vi) As used in this Section, the term “Excluded Claim” means a dispute, controversy or claim that concerns (A) the validity, enforceability or infringement of a patent, trademark or copyright; or (B) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

12.6 Foreign Corrupt Practices Act Compliance.

(a) Ohm covenants to Aptose as follows:

(i) In the performance of its obligations under this Agreement, Ohm shall comply and shall cause its and its Affiliates’ and sublicensees’ employees and contractors to comply with all applicable Laws, including applicable Anti-Corruption Laws.

(ii) Ohm and its and its Affiliates’ and sublicensees’ employees and contractors shall not, in connection with the performance of their respective obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of, anything of value to a Public Official or Entity or other person for purposes of obtaining or retaining business for or with, or directing business to, any person, including, without limitation, either Party (and Ohm represents and warrants that as of the Effective Date, Ohm’s and its Affiliates’ employees and contractors have not directly or indirectly promised, offered or provided any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a Public Official or Entity or any other person in connection with the performance of Ohm’s obligations under this Agreement, and Ohm covenants that it and its Affiliates’ employees and contractors shall not, directly or indirectly, engage in any of the foregoing).

(iii) Ohm and its Affiliates and sublicensees, and their respective employees and contractors, in connection with the performance of their respective obligations under this Agreement, shall not cause Aptose or its Affiliates or their respective directors, officers, employees or agents to be in violation of the FCPA, Export Control Laws, or any other applicable Laws, including applicable Anti-Corruption Laws, or otherwise cause any reputational harm to Aptose.

(iv) Ohm shall promptly notify Aptose if it has any information or suspicion that there may be a violation of the FCPA, Export Control Laws, or any other applicable Laws, including applicable Anti-Corruption Laws, in connection with the performance of this Agreement or the Development, manufacture or Commercialization of any Product in the Territory.

(v) In connection with the performance of its obligations under this Agreement, Ohm shall comply and shall cause its and its Affiliates’ employees and contractors to comply with Ohm’s own anti-corruption and anti-bribery policy, a copy of which will be provided to Aptose upon request.

(vi) Aptose will have the right, upon reasonable prior written notice and during Ohm’s regular business hours, to audit Ohm’s books and records in the event that a suspected violation of any of the representations, warranties or covenants in this Section 12.6(a) needs to be investigated.

(vii) In the event that Ohm has violated or has been suspected of violating any of the representations, warranties or covenants in this Section 12.6(a), Ohm will cause its or its Affiliates’ personnel or others working under its direction or control to submit to periodic training that Ohm will provide on anti-corruption law compliance.

(viii) Ohm will, at Aptose’s request, annually certify to Aptose in writing Ohm’s compliance, in connection with the performance of Ohm’s obligations under this Agreement, with the representations, warranties or covenants in this Section 12.6(a).

(b) Aptose shall have the right to suspend or terminate this Agreement in its entirety if there is a credible finding of a Governmental Authority, after a reasonable investigation, that Ohm, in connection with its performance under this Agreement, has violated the FCPA or any other applicable Anti-Corruption Laws.

12.7 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 12.7 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 10.1 OR 10.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF OBLIGATIONS IN ARTICLE 8.

12.8 Guarantee by LALS. In consideration of the rights granted hereunder, LALS hereby unconditionally and irrevocably guarantees to Aptose the full payment and performance by Ohm, as and when due hereunder, of all obligations of Ohm under this Agreement. This guarantee shall be enforceable upon the failure by Ohm to pay or perform any obligation it may have under this Agreement in accordance with its terms, and shall be effective regardless of the solvency or insolvency of Ohm at any time, the extension or modification of the obligations of this Agreement by operation of law, or the subsequent reorganization, merger, consolidation or other restructuring of Ohm. LALS hereby expressly waives any requirement that Aptose exhaust any right, power or remedy under this Agreement, or proceed against Ohm under this Agreement, for any obligation or performance hereunder prior to proceeding directly against LALS under this Section 12.8.

12.9 Entire Agreement; Amendments. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof. Any other express or implied agreements and understandings, negotiations, writings and commitments, either oral or written, with respect to the subject matter hereof are superseded by the terms of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

12.10 Headings. The captions to the several Articles, Sections and subsections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Articles and Sections hereof.

12.11 Independent Contractors. It is expressly agreed that Aptose and Ohm shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Aptose nor Ohm shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

12.12 Waiver. The waiver by either Party hereto of any right hereunder, or of any failure of the other Party to perform, or of any breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach by or failure of such other Party whether of a similar nature or otherwise.

12.13 Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

12.14 Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

12.15 Business Day Requirements. In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a business day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring business day.

12.16 Translations. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement, and any dispute proceeding related to or arising hereunder, shall be in the English language. If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.

12.17 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as necessary or appropriate in order to carry out the purposes and intent of this Agreement.

12.18 Counterparts. This Agreement may be executed in two or more counterparts by original signature, facsimile or PDF files, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Aptose Biosciences Inc.		Ohm Oncology Inc.

By:	(s) William G. Rice, Ph. D.	By:	(s) Ajit Gill

Name:	William G. Rice, Ph.D.	Name:	Ajit Gill

Title:	Chairman, President & CEO	Title:	President & CEO

Solely for purposes of Sections 10.6 and 12.8:

Laxai Avanti Life Science Pvt. Ltd.

By:	(s) Vamsidhar Maddipatla

Name:	Vamsidhar Maddipatla

Title:	President

LIST OF EXHIBITS

Exhibit A:	Aptose Patents
Exhibit B:	Press Release

Signature Page to License Agreement